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1Q00 Analyst Conference Call
Thursday, April 27, 2000                                               --FINAL--
10:00 AM CDT

FRB OPERATOR INTRODUCES PETER DAMERIS AS CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND READS SAFE HARBOR STATEMENT.


                              INTRO COMMENTS (PTD)
                              --------------------

Good morning, ladies and gentlemen. Thank you for joining us today for the Metamor conference call on our first quarter results.

With me is Mr. Edward Pierce--Our Chief Financial Officer.

In just a few minutes, Ed will review our financial results. Then, we are going to provide an overview of our first quarter operational highlights and an update on our proposed merger with PSINet.

To begin, we are very pleased with our first quarter results. On a consolidated basis, we demonstrated significant year-over-year growth as well as growth over the fourth quarter of 1999. These results reflect the repositioning of the company, significant investments in sales and marketing, and increasingly strong demand for our services. The market for our core services continues to improve each month, which is translating into a growing backlog of business.

ED PIERCE WILL NOW PROVIDE A REVIEW OF THE RESULTS.


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             REVIEW OF 1ST QUARTER OPERATING RESULTS (ELP'S REMARKS)
             -------------------------------------------------------

1. Thanks Peter. For the current quarter, the company reported revenues of $158.4 million, an increase of 30 percent over the first quarter of 1999 and a 7 percent increase over the preceding quarter.

2. This quarter marks our first sequential quarterly increase in revenues since the second quarter of 1999. On a business unit basis, this reflected a 26 percent sequential growth rate for Xpedior, up from 8 percent for the fourth quarter of 1999, and a return to revenue growth in the latter part of the quarter for our other business units, which we are referring to herein as the "Core Business".

3. For the current quarter, the Core Business generated revenues of $107.4 million, or 68 percent of consolidated revenues. We were able to achieve our revenue target for the first quarter, despite a more difficult than expected operating environment as customers were slow to lift their system lockdowns and to focus on new project work. Revenues for the quarter were also negatively affected by foreign currency translation losses of $1.3 million.

4. Revenues in the Core Business through February were below our expectations and rebounded in March as a result of improving customer demand and traction from our sales and marketing initiatives. Sales activity is improving dramatically and we believe that this momentum will build over the course of the year. We therefore believe we will meet our full year revenue growth targets and that our ability to exceed those targets should be enhanced as we penetrate PSINet's over 90,000 middle-market customers.


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5.   For  the current quarter, Xpedior reported revenues of $51.0 million, or
     32 percent of consolidated revenues. This reflected a sequential quarterly growth rate of 26 percent, which was more than three times the sequential growth rate for the preceding quarter. Demand for Xpedior's services remains at extremely high levels and supports the prospects for continued high growth.

6. The consolidated gross margin was down from the fourth quarter due primarily to lower utilization in the Core Business related to Y2K runoff and system lockdowns and to a change from a 40 to a 35-hour workweek in France. The effects of the lower utilization and the workweek reduction were partially offset by margin expansion in Xpedior of over 100 basis points.

7. We are beginning to see improvement in the utilization rates for the Core Business. We believe that we will return to normal utilization rates of 70 to 75 percent by the third quarter.

8. For the quarter, the company generated a consolidated loss of $5.7 million, or $0.16 per share. Adjusting for the after-tax effects of goodwill amortization and non-cash stock compensation, the loss per share was $0.04. This loss principally was the result of: (i) heavy spending in Xpedior on sales, marketing and recruiting to accommodate its high rate of growth (SG&A of Xpedior was up approximately $7.0 million over the fourth quarter of 1999), (ii) approximately $3.0 million in investments by the Core Business to enhance its sales and marketing capabilities in order to drive higher revenue growth, (iii) the effects of lower utilization in the Core Business, (iv) non-recurring legal expenses of $2.5 million related to prosecution of claims against former officers and principals of an acquired business, (v) a $1.4 million non-cash stock compensation charge of Xpedior, and (vi) a $1.3 million foreign currency translation loss related to our European operations.


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 9.  Excluding non-recurring expenses, we believe that the Core Business should achieve its earnings target for the full year. Our ability to exceed our earnings targets will be enhanced as a result of the proposed PSINet combination. Based on current sales trends and an evaluation of the sales pipeline, Xpedior is expecting to become EBITDA positive in the third quarter, a quarter ahead of schedule, and, on a consolidated basis, we expect to return to profitability in that quarter. We also expect Xpedior to report higher than expected EBITDA and profitability for the full year.

10. DSO's for the quarter were above 100 days, slightly up from year end levels. We are beginning to see improvements in DSO's as a result of process improvements that accelerate the timeliness and accuracy of customer billings and the hiring of additional personnel to focus on improving collections. Our target is to report lower DSO's by the end of the next quarter and achieve a DSO level of 70 to 80 days by the end of the year.

11. As of the end of the quarter, we had cash and cash equivalents of $31 million and borrowings of $10 million under our senior credit facility. We are in the process of securing a $50 million credit line for Xpedior that we expect to have in place by the end of May. We believe that our credit lines and improving EBITDA will be more than sufficient to meet the cash requirements of growing the business.

PETER.


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                     OUTLOOK AND OPERATIONAL REVIEW (PTD)
                     ------------------------------------

Thanks, Ed.

With many of our clients lifting their Year 2000 lockdowns in January, we saw sales activity rise sequentially each month as the quarter passed. This trend resulted in sequential and year-over-year growth rates that are in line with and in many instances exceed our peers' performance.

The sales activity continues to increase in all of our business units. In the first quarter, we built a strong sales pipeline with increasingly larger sized opportunities. We expect to see continued growth in our pipeline in the second quarter and further activity in more significant deals. As for our sales force, we are seeing the results of our recent recruiting and training initiatives. We added more than 20 seasoned sales and marketing professionals to our team in the first quarter. These efforts combined with the improving operating environment contributed to our strengthened sales pipeline.

We are supporting rapid acceleration and sequential growth in several new practice areas. Late in the quarter, we expanded our Oracle capabilities with the acquisition of NextLinx Services, an Oracle solutions provider headquartered in the Washington, DC area. We continue to build our Oracle, JD Edwards, Great Plains, i2 and Ariba practices while evaluating other strategic acquisition opportunities in the eBusiness, supply chain management and customer relationship management arenas.


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We also completed or extended several key alliances in the first quarter and continue to forge relationships with formidable partners. Metamor has aligned with such industry leaders as Silknet, HAHT, iManage, CASEwise and Great Plains, allowing us the opportunities to expand our capabilities in leading-edge technologies to better serve our expanding client base. We are also exploring opportunities to further expand our relationships with best-of-breed enterprise application integration development companies to support our vertical market strategy.

I'd like to take a few minutes to highlight several examples of recent wins and successes that will give you a sense for the greatest areas of demand we are seeing in the Core Business. Our expertise and the high quality of services we consistently deliver have contributed to our ability to triumph in highly competitive situations and secure highly sought-after projects.

o Our desire and ability to forge long-term strategic relationships with our clients is evidenced by the 27-month, 9.6 million-dollar contract extension with transportation giant CSX that we were recently awarded to provide maintenance, enhancement and system support for 57 mission-critical systems. This contract extends the services that Metamor has provided to CSX since 1995.

o We are also working to grow the scope of these long-term relationships. A good example of Metamor moving towards that goal is the contract we signed with a national financial services company guaranteeing two years of Web and legacy services in a deal worth $12 million. We are engaged in the maintenance and support of the client's core servicing systems and are also


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     involved in its global UK Division and strategic ventures, including the support of new systems and eBusiness development.

o We continue to aggressively target new business in this highly competitive market. Metamor unseated one of the Big 5 providers to win a Chicago-based law firm's 3-year, multi-million dollar contract for total IT management services.

o The need to improve operating efficiencies has fueled the demand for both customer relationship management and supply chain management solutions - areas where Metamor is investing heavily.

     - An example in the CRM arena is a recently begun project to re-engineer the existing order management systems for an international food manufacturer.

     - In the supply chain arena, we were recently awarded a contract to enhance the supply chain systems for the nation's largest, independent direct marketer of business products and office supplies.

     - We are also having success selling SCM solutions in tandem with ERP package implementations. An example is a supply chain management system we are currently installing in connection with an SAP R/3 implementation for a global food company that is the largest producer of tortillas in the world.

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o    As I mentioned earlier, we are also expanding in the JD Edwards arena. A recent win has Metamor providing JD Edwards services for one of the largest global suppliers of technologically advanced aerospace and industrial products.

o Metamor continues to have success leveraging industry expertise to implement IT solutions that are specific to each of our clients' needs. One of our targeted industry verticals is the federal, state and local government arena. As in each of our targeted industries, we are looking for opportunities to leverage the latest eBusiness innovations in new ways for government agencies. Recent successes include:

     - the development of the first Web-based child welfare system in the country for the Florida Department of Children; and

     - a mobile computing system for Fairfax County in Virginia where Metamor is developing a handheld eBusiness application that has an Internet component to allow the county's citizens to access their building permit status, and make appointments for inspections, via the Web.

o We continue to have success selling our full suite of enterprise solutions. Recent wins include:

     - the implementation of a Web-enabled SAP solution for an eCommerce distribution business where we are also providing the end user training for the client;

     - two client engagements to provide end user training and documentation, one for the world's largest provider of products and services to the petroleum and energy industries, and the other for the second largest computer company in the world - both multi-million dollar projects.


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o    Another area in the Enterprise group where we are seeing good activity is in SAP 4.6 upgrades. As previously announced, we recently completed the nation's first successful upgrade for our client Harman Music.

o Lastly, our relationship with GE Capital continues to move forward at a rapid pace and with great success. We are experiencing significant increases in related GE engagements, with more than 4 million dollars of business closed in March alone. We are seeing similar new business opportunities within the second quarter. New Metamor projects at GE include a legacy Web-enablement project; an Oracle implementation engagement; an SAP maintenance opportunity; and the extension of the Web-enablement of an internal HR system.

Turning now to other recent news:

As you know, Metamor recently entered into a merger agreement with PSINet, a powerhouse in the Internet and eCommerce solutions marketplace. We believe that the proposed strategic merger with PSINet will allow Metamor to reach more clients globally, offer more comprehensive IT solutions, broaden our sales channels, open new market areas and rapidly build out our Application Service Provider model.

As part of PSINet, Metamor would have the ability to leverage PSINet's global network of hosting centers and worldwide infrastructure to deliver the broadest array of services to all of the top business markets in the world. Together, PSINet and Metamor would be a full service provider with the ability to offer a uniquely


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bundled array of access, hosting, business-to-business and eCommerce solutions, communications, IT consulting, outsourcing, and system integration services.

Completion of the proposed merger would also provide incredible new cross-selling opportunities for the combined service offerings. PSINet currently has more than 90,000 enterprise clients, of which only about 5,000 are completely "Web-centric." This presents a vast new area of opportunity for Metamor to sell and deliver our services.

Since the announcement of the proposed merger with PSINet, we have received numerous client calls and incoming requests for proposals and additional information about the combined service offerings. Metamor and PSINet are jointly pursuing a significant number of cross-selling opportunities, leveraging the powerful strengths of our combined solutions and services. Currently, we are pursuing network and application outsourcing and hosting opportunities with the US Coast Guard, GE, Penske Leasing and many others. We are also in the early stages of bidding on a large portion of a 40 million-dollar contract for a major computer manufacturer to provide application outsourcing and hosting services. Also on the horizon is a promising state government network and application hosting award that is a 20 to 25 million-dollar opportunity.

These cross-selling opportunities help demonstrate the power of the proposed merger with PSINet. The client demand in the marketplace for these outsourcing and hosting services supports our goal of being the best full service Application Service Provider in the industry, and the merger complements our internal hosting and ASP strategy. We have made significant progress in further developing our model and offering these services to our clients. For example, we recently


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announced the application hosting and management project for The Honeybaked Ham
Company to streamline its ERP operations. With the extended capabilities the proposed merger with PSINet would afford, we plan to aggressively expand our ASP and hosting service offerings.

We strongly believe that this transaction presents an excellent strategic fit for Metamor. It will serve as a powerful catalyst to further drive our leadership position in the IT solutions industry. The merger will produce tremendous opportunities for both companies to leverage technical and industry expertise, client relationships and employee talent.

It is important to note that this merger will not alter or diminish the importance and validity of Metamor's strategic direction. In fact, the proposed merger will allow us to move more quickly in the execution of our long-term strategy and accelerate our plans for expansion through organic growth, strategic alliances and acquisitions.

PSINet's product set, infrastructure, geographic footprint and middle market focus support the three critical elements of our business strategy:

o First - Focusing our sales efforts on Selected Industry Verticals. We currently target the Telecommunications, Government, Financial Services, Manufacturing and Transportation industries. PSINet has significant exposure to many of the areas, and where PSINet does not have much penetration, we are working to bring them into our engagements.

o Second - Offering those Horizontal Capabilities that are in high demand with our clients. We will continue to build our core competencies in eBusiness,



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     ERP, CRM, SCM, EAI, custom application development, knowledge management and application outsourcing through smart acquisitions, organic growth and strategic alliances. In addition, we will further leverage PSINet's product set to expand our hosting and ASP capabilities.

o and Third - Targeting the Middle Market. This segment is experiencing rapid growth in IT spending and has high demand for eEnabled end-to-end solutions. PSINet will offer Metamor expanded geographic reach and sales opportunities with links to PSINet's expansive list of middle market ISP customers. Our combined IT service offerings will create a new breed of end-to-end delivery capabilities that will provide a complete eBusiness solution for middle market clients.

In summary, this is an exciting time for Metamor as we execute upon our strategy for long term growth and prepare for the proposed merger with PSINet. Having successfully completed our strategic repositioning initiatives, we are now solely focused on executing against our business plan and look forward to greater success in what is proving to be a much improved operating environment in 2000.

I know that many of you may have questions concerning our pending merger with PSINet. Although the proxy materials and registration statement relating to the merger have been filed with the SEC, they have not yet been finalized. As a result, I unfortunately will not be addressing all of your questions about the merger today, but I am looking forward to that opportunity once the proxy materials have been mailed. I can say, however, that we are continuing to actively pursue the transaction's closing, and I still believe in the strategic benefits that this transaction can bring to Metamor.



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At this time, I'll open the call up to your questions.

[Q&A]




                          FINAL REMARKS AFTER Q&A (PTD)
                          -----------------------------

Thank you again for joining us for our first quarter call. We are committed to continuing to grow this business to be the premier full service provider in the industry. We believe our strategic direction and proposed merger with PSINet will afford us greater opportunities and wins. We appreciate your time and support this morning. Thank you.